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                              January 19, 2023

       Michael Blitzer
       Co-Chief Executive Officer
       Inflection Point Acquisition Corp.
       34 East 51st Street, 5th Floor
       New York, NY 10022

                                                        Re: Inflection Point
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed January 12,
2023
                                                            File No. 333-267846

       Dear Michael Blitzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed January 12, 2023

       Exhibits

   1. Refer to Exhibit 8.1 and your disclosure beginning on page 189. Because it appears counsel cannot provide
a "will" opinion, the disclosure, including on page 189, summary and risk factors,
should explain why it cannot give a    will    opinion (e.g., lack of
                                                        authority) and to
describe the degree of uncertainty in the opinion and the risks of uncertain tax treatment
to investors. Additionally, it also appears inappropriate to exclude from the scope of the
opinion Section 367 and the PFIC rules, as Exhibit 8.1 indicates.
                                                        See Staff Legal
Bulletin No. 19, footnote 44 and accompanying text. Please file a revised opinion.
 Michael Blitzer
Inflection Point Acquisition Corp.
January 19, 2023
Page 2

        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters.
Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Blitzer
                                                          Division of
Corporation Finance
Comapany NameInflection Point Acquisition Corp.
                                                          Office of
Manufacturing
January 19, 2023 Page 2
cc:       Joel Rubinstein
FirstName LastName